November 27, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Mark Kronforst, Accounting Branch Chief

Re:	Copernic, Inc.
Form 6-K filed March 7, 2006
File No. 000-171164

Dear Mr. Kronforst:

We are submitting this letter in response to your letter dated October 31, 2007 to Daniel Bertrand, Executive Vice President and Chief Financial Officer of Copernic, Inc. (the “Company”). For your convenience the Staff’s comments appear in italics above our responses.

Copernic, Inc.

Form 6-K Filed on March 7, 2006

File No. 000-171164

Form 6-K filed March 7, 2006

1.
Tell us whether you intended to incorporate this filing by reference into your registration statement on Form F-3 (file no. 333-117794). It appears to us that such incorporation was required and that you intended to do so, but we were unable to locate the language required by Item 6(c) of Form F-3 within this Form 6-K. In addition, we noted that this Form 6-K does not appear to be referenced in your amended Form F-3 filed on August 31, 2007.

Response

The Company will file a post-effective amendment confirming the incorporation of the audited and unaudited pro forma financial statements furnished with the Form 6-K filed March 7, 2006 upon resolution of the Staff’s comments addressed by the responses herein.

Exhibit 99.1

2.
Given that it appears that the financial statements should have been incorporated by reference into your registration statement, explain to us why you believe that it was appropriate to file Rule 3-05 financial statements in which the auditors’ report states that the audit was conducted in accordance with Canadian Generally Accepted Auditing Standards. Refer to the discussion of non-issuer audit reports in Section III.D of International Reporting and Disclosure Issues in the Division of Corporation Finance (the Division’s international reporting guidance) at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P215_23214. In addition, direct us to the guidance that you believe allowed you to present these financial statements using the basis of accounting described in note 2 to the financial statements.

Response

In order to adequately respond to your question, we thought that it would be useful to start by summarizing the events that occurred before the acquisition of Copernic Technologies Inc. (“Copernic Technologies”).

As described in Item 2.1 of the Business Acquisition Report the Company furnished March 7, 2006 respecting Copernic Technologies, the Company, then known as Mamma.com Inc. acquired, directly and indirectly, 100% of the issued and outstanding shares of Copernic Technologies on December 22, 2005.

As indicated in note 2 of Copernic Technologies’s audited financial statements for the three fiscal years ended June 30, 2005, 2004 and 2003, immediately prior to the acquisition by the Company, Copernic Technologies transferred to its shareholders its investments in Coveo Solutions Inc. (“Coveo”), a subsidiary. The Company was not interested in purchasing Coveo’s business. Therefore, because Coveo was disposed of prior to the transaction with the Company and in order to furnish readers with accurate information, Copernic Technologies’s audited financial statements described above presented Coveo’s operations as discontinued operations. This presentation was in accordance with the recommendations of Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3475 Disposal of Long-Lived Assets and Discontinued Operations.

Coveo started its operations on September 1, 2004, before that date Coveo was a division of Copernic Technologies. Between September 1, 2004 and December 22, 2005, Coveo was a subsidiary having various shareholders which was a “Variable Interest Entity”. We understand that Copernic Technologies’s management was not able to confirm the precise percentage of external investors in Coveo for accounting purposes in order for the auditors to report on the Copernic Technologies financial statements on a consolidated basis, because Copernic Technologies had given guarantees to Coveo. Such guarantees have an impact on the percentage of Coveo’s operations to be consolidated. Consequently, Copernic Technologies’s management requested that an audit be performed on the non-consolidated financial statements with a proper mention in the auditors’ report. These non-consolidated financial statements presented Coveo’s activities as discontinued operations because Coveo was not acquired by the Company.

As part of the Business Acquisition Report, unaudited pro forma financial statements were prepared as at September 30, 2005 and for the nine months then ended and for the year ended December 31, 2004. These pro forma financial statements included the operations of the Company and Copernic Technologies, but specifically excluded Coveo, which was not part of the acquisition. Therefore, similar to the audited financial statements, the unaudited pro forma financial statements did not include discontinued operations of Coveo in order to furnish readers with the most relevant pro forma information possible.

Management of the Company believes that the information prepared and presented on this basis furnishes readers with more accurate information about the acquired company and subsequently the combination of entities as required. Moreover, the information provided in the Business Acquisition Report did not mislead readers in any instance.

For the years ended December 31, 2006, 2005 and 2004, and for the first three quarters of 2007, the Company did not have any significant adjustments to record in its reconciliation of reported net earnings (loss) under Canadian GAAP and U.S. GAAP.

3.	We note that the audit report contains language restricting its use. Please tell us how you considered Section V.B of the Division’s international reporting guidance.

Response

The audit report contains language restricting its use due to the fact that the Copernic Technologies’s audited financial statements were non-consolidated, but this did not impact the relevancy of the financial information because Coveo was not part of the transaction between the Company and Copernic Technologies as explained in item 2 above.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing fully responds to your comments. Please contact us if you require any additional information.

Best regards,

/s/ Daniel Bertrand
Daniel Bertrand
Executive Vice President and CFO